FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 333-13580

Telefonos de Mexico, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX CALLS FOR SHAREHOLDERS' MEETINGS

Mexico City, March 14, 2007.- Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX ; NYSE: TMX, NASDAQ:TFONY; LATIBEX: XTMXL) announced that the Board of Directors, at their meeting held today, resolved to call for series "L" Special, and Annual Shareholders' Meetings, to be held on April 27, 2007, in order to discuss, among other matters, the following proposals: the presentation of the Chief Executive Officer's report, the financial statements for fiscal year 2006 and other reports required by law; the designation or ratification, as the case may be, of the members of the Board of Directors; the ratification of the activities of the Board of Directors and the Chief Executive Officer; to declare a cash dividend of $0.45 Mexican pesos per outstanding share in four equal payments of $0.1125 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico since June 21, 2007, since September 20, 2007, since December 20, 2007 and since March 27, 2008, respectively. Also, the approval to increase an additional 15 billion Mexican pesos the funds to purchase its own shares.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2007.	TELEFONOS DE MEXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Telefonos de Mexico, S.A. de C.V. - TELMEX CALLS FOR SHAREHOLDERS' MEETINGS